UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

3-6-23 Kitaaoyama

Minato-ku, Tokyo 107-0061

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On January 23, 2025, LOGPROSTYLE Inc. (the “Company”) engaged Bush & Associates CPA LLC (“Bush & Associates”) to serve as the independent registered public accounting firm of the Company for the fiscal years ended March 31, 2024 and 2023 and the six months ended September 30, 2024 and 2023, as well as on a going-forward basis. The Company subsequently dismissed Grassi & Co., CPAs P.C. (“Grassi”), its former independent registered public accounting firm, on February 5, 2025 (the “Dismissal Date”).

Grassi’s audit report on the Company’s financial statements for the fiscal years ended March 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and in the subsequent interim period through the Dismissal Date, there were no disagreements with Grassi on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Grassi’s satisfaction, would have caused Grassi to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and in the subsequent interim period through the Dismissal Date, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses of the Company reported by the management under the Company’s registration statement on Form F-1 (File No. 333-283286), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 15, 2024 and declared effective by the Commission on December 20, 2024.

The Company has provided Grassi with a copy of the above disclosure and requested that Grassi furnish a letter addressed to the Commission stating that it agrees with the above statements. A copy of Grassi’s letter is filed hereto as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Bush & Associates, neither the Company, nor someone on behalf of the Company, has consulted Bush & Associates regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Bush & Associates concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Bush & Associates regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2025

LOGPROSTYLE Inc.

By:	/s/ Yasuyuki Nozawa
Name:	Yasuyuki Nozawa
Title:	Representative Director, President, and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated February 7, 2025, from Grassi & Co., CPAs P.C. addressed to the Commission

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